Exhibit 99.2

Notice of Annual Meeting of Shareholders of

Manulife Financial Corporation

The Annual Meeting of holders of common shares of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. Eastern Time on Thursday, May 8, 2008 at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario, Canada.

Business of the Annual Meeting

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2007, together with reports of the auditor and the actuary on those statements;

2.	To elect Directors of the Company;

3.	To appoint auditors of the Company for 2008;

4.	To consider the shareholder proposals set out in Schedule “C”; and

5.	To transact such other business as may properly be brought before the Annual Meeting or any continuation of the Annual Meeting after an adjournment.

On March 18, 2008, the record date for the meeting, 1,496,797,569 common shares were outstanding and eligible to be voted at the meeting.

Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy or voting instruction forms are provided with those forms and described in the Proxy Circular. To be valid, proxies must be received by either of the Company’s transfer agents, CIBC Mellon Trust Company or BNY Mellon Shareowner Services, no later than 5:00 p.m. Eastern Time on May 6, 2008, or if the Annual Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Annual Meeting is adjourned.

By order of the Board of Directors.

Angela K. Shaffer
Corporate Secretary
March 18, 2008

1	Manulife Financial Corporation Proxy Circular